Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
Daniel Kobrinski, Esq., LLM+#	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com
* Licensed in NJ
+ Licensed in NY
# Licensed in DC

July 23, 2008

VIA EDGAR

Christine Allen
Staff Accountant
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Freedom 5, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Form 10-QSB for the Period Ended March 31, 2008
File No.: 000-52113

Dear Ms. Allen:

We are in receipt of your letter, dated July 21, 2008, regarding the above-captioned matter. Our responses to your comments are stated as follows:

1.	Internal Control Over Financial Reporting.

Per your Comment No. 1, please be advised that we have filed Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2007 to include Management’s Report on Internal Control over Financial Reporting under Item 8A. Controls and Procedures of Part II of Form 10KSB.

Per your inquiry, the Company does not believe that the inadvertent omission of such report in the original filing impacted the effectiveness of the Company’s controls and procedures as of the end of the fiscal year covered by the report.

The Company has also filed revised Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B and has revised these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

2.	Form Type.

Per Comment No. 2, we note and take under advisement that the Company should have filed its quarterly report for the period ended March 31, 2008 on Form 10Q, not Form 10QSB and will certainly do so in the future. Upon review, we do not believe, however, that filing an amendment is warranted and believe that the disclosure in the original filing is accurate.

The Company’s statement as requested in your comment letter follows this response letter.

Please do not hesitate to contact us with any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm

ACKNOWLEDGEMENT

I, Virginia K. Sourlis, the President and Sole Director of Freedom 5, Inc., a Delaware corporation (the “Company”), do hereby acknowledge the following on behalf of the Company in connection with Amendment No.1 to the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 23rd day of July 2008.

FREEDOM 5, INC.

By:	/s/ Virginia K. Sourlis
Virginia K. Sourlis President and Sole Director (Principal Executive Officer) (Principal Financial Officer)